Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except ratios)

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:

Net Income	$6,850	$25,981	$31,807	$32,099	$30,510	$31,274
Total Fixed Charges	1,627	5,690	3,599	3,522	3,520	3,868
Earnings	$8,477	$31,671	$35,406	$35,621	$34,030	$35,142

Fixed Charges:

Principal Payments	$96	$134	$3,458	$3,163	$2,962	$2,772
Interest Expense	999	4,005	141	359	558	1,096
Amortization of Mark to Market	(36)	—	—	—	—	—
Amortization of Deferred Finance Fees	567	1,551	—	—	—	—
Preferred Stock Dividends	—	—	—	—	—	—
Total Fixed Charges	$1,626	$5,690	$3,599	$3,522	$3,520	$3,868

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.2x	5.6x	9.8x	10.1x	9.7x	9.1x